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    WORLD MONITOR TRUST II--
    SERIES D
    MONTHLY REPORT/
    MARCH 31, 2000

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WORLD MONITOR TRUST II--SERIES D
--------------------------------------------------------------------------------

Dear Interest Holder:

We are pleased to welcome you as an investor in World Monitor II--Series D ('Series D') which commenced trading on March 13, 2000. As an investor in Series D, you will receive a Monthly Report containing financial information monthly and market commentary quarterly.

Enclosed is the report for the period from March 13, 2000 (inception of trading) to March 31, 2000 for Series D. The net asset value of an interest as of March 31, 2000 was $97.93, a decrease of 2.07% from Series D's initial $100.00 value.

Quarterly Market Overview

While the Y2K scare passed without incident, the new year brought renewed volatility to the world's financial markets. As stock indexes reached new highs, stock valuations appeared driven more by investor interest than each company's fundamental earnings. March marked a reversal of the differences between 'old' economy and 'new' economy stocks as the technology laden indexes slumped and many traditional indexes recovered lost ground.

The U.S. Federal Reserve, European Central Bank, Bank of England, Reserve Bank of Australia, and Bank of Canada increased interest rates in early February. The rate increases shared motivation of strong economic growth and concerns about inflation. Despite rate hikes and news of robust worldwide economic growth, global bond markets continued to rally partially due to investors seeking refuge from volatile equity markets.

In the currency markets, the U.S. dollar advanced sharply in early 2000. The dollar's advance had been driven by strong growth and soaring asset prices, resulting in record levels of foreign capital coming into the United States. Since its inception a year ago, the euro has declined more than 17% against the U.S. dollar, 21% against the Japanese yen and 11% against the British pound. The euro touched an all time low at .9500 against the U.S. dollar in March. The currency's weakness has raised political problems for the European Central Bank and contributed to the recent decision to hike interest rates without any clear inflation threat. The Swiss franc had spent most of the last few months drifting lower against the U.S. dollar, tracking the euro's trend. The Japanese yen rallied sharply, gaining on the U.S. dollar and most other currencies in the final months of Japan's fiscal year (which ended March 31st). This is attributed to positive sentiment regarding Japan's economic recovery. Additionally, uncertainty regarding the direction of U.S. equities prompted many market participants to convert assets into yen.

Energy prices continued their climb throughout January and February and into the first week of March. Crude oil futures prices rose above $33 a barrel, the highest level for a front-month (the most liquid) contract since the Gulf War in 1991. The energy sector reached a high early in March just prior to OPEC's agreement to increase production sufficiently to stabilize prices. Political pressure by the United States, along with a desire among OPEC members to maintain a crude oil price in the range of $22-$28 per barrel, prompted the cartel to announce a production increase. The May contract closed below $27 a barrel at quarter end.

Performance for Series D

The following is a summary of performance for the major sectors in which Series D traded:

Financial (+): Global bond yields generally declined as inflationary pressure continued to build and economies improved. Long positions in the 10-year Euro and the 10-year Australian Treasury bonds resulted in gains.

Index (-): Extreme volatility in the world's financial markets led to lack of trending opportunities and resulted in losses for S&P 500 positions.

Metal (+): Increased demand benefited long copper positions.

The estimated net asset value per interest as of April 24, 2000 was $98.10. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          --------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the period from March 13, 2000
  (inception of trading) to March 31, 2000
Revenues:
Realized gain on commodity
  transactions.............................   $  29,649
Change in unrealized commodity
  positions................................    (130,140)
Interest income............................      18,198
                                              ---------
                                                (82,293)
                                              ---------
Expenses:
Commissions................................      16,509
Management fees............................       3,440
Other transaction fees.....................       2,854
Other expenses.............................       4,581
                                              ---------
                                                 27,384
                                              ---------
Net loss...................................   $(109,677)
                                              ---------
                                              ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------------------------
For the period from March 13, 2000
  (inception of trading) to March 31, 2000
                                                   Per
                                      Total      Interest
                                    ----------   --------
Net asset value at beginning of
  period (10.000 interests).......  $    1,000   $ 100.00
Additional contributions..........   5,303,158
Net loss..........................    (109,677)
Redemptions.......................     (20,905)
                                    ----------
Net asset value at end of
  period (52,830.198 interests)...  $5,173,576      97.93
                                    ----------
                                    ----------
                                                 --------
Change in net asset
  value per interest..........................   $  (2.07)
                                                 --------
                                                 --------
Percentage change.............................      (2.07)%
                                                 --------
                                                 --------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 -----------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer

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